Filed pursuant to Rule 424(b)(2)
Registration Statement No. 333-149818

PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 25, 2008)

The Export-Import Bank of Korea

(A statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea)

MXN 300,000,000 8.61% Notes due 2017

The notes due 2017 (the “Notes”) will mature on October 11, 2017 and will bear interest at the rate of 8.61% per annum. Interest on the Notes is payable semi-annually in arrears on April 11 and October 11 of each year, beginning on October 11, 2008.

The Notes offered hereby shall constitute a further issuance of, and be fungible with and be consolidated and form a single series with, our MXN 1,000,000,000 8.61% notes due 2017 issued on October 11, 2007 and MXN 800,000,000 8.61% notes due 2017 to be issued on April 29, 2008. The total principal amount of the previously-issued notes, the notes to be issued on April 29, 2008 and the Notes now being issued is MXN 2,100,000,000.

The Notes will be issued in minimum denominations of MXN 1,000,000 principal amount and integral multiples of MXN 1,000,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of a common depositary for Euroclear Bank S.A./ N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes have not been registered in the Mexican National Securities Registry (Registro Nacional de Valores), and therefore they are not the subject of a public offer in Mexico. Intermediation of the Notes in Mexico is subject to the restrictions of the Mexican securities market law. Any investor of Mexican nationality that purchases these Notes will do so under its own responsibility. The information contained in this prospectus supplement and the accompanying prospectus (other than the information relating to our ratings as published by Moody’s, Standard & Poor’s and Fitch) is the exclusive responsibility of us and has not been reviewed by the National Banking and Securities Commission of Mexico (Comisión Nacional Bancaria y de Valores).

The Notes are expected to be rated “A+” by Fitch Ratings Ltd., “A” by Standard & Poor’s Rating Services, a division of The McGraw Hill Companies Inc. and “Aa3” by Moody’s Investors Service, Inc. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. There can be no assurance that these ratings will remain in effect for a given period or that these ratings will not be revised by the rating agencies in the future.

	Per Note	Total
Public offering price	98.16384%	MXN 294,491,520
Underwriting discounts	0.20000%	MXN 600,000
Proceeds to us, before expenses	97.96384%	MXN 293,891,520

In addition to the initial public offering price, you will have to pay for accrued interest from and including April 11, 2008. Purchasers of the Notes will be entitled to receive semi-annual interest payments beginning October 11, 2008.

An application will be filed to list the Notes on the International Quotation System (Sistema Internacional de Cotizaciones) of the Mexican Stock Exchange.

The underwriter expects to deliver the Notes to investors through the book-entry facilities of Euroclear and Clearstream on or about May 6, 2008.

Lead Manager and Bookrunner

Merrill Lynch & Co.

Prospectus Supplement Dated April 28, 2008

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Prospectus Supplement

Prospectus

CERTAIN DEFINED TERMS

All references to “we” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus supplement mean the Republic of Korea. All references to the “Government” mean the government of Korea. References to “US$” or “U.S. dollars” are to the lawful currency of the United States; and references to “pesos” or “MXN” are to the lawful currency of Mexico. All references to “Mexico” contained in this prospectus supplement mean the United Mexican States. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Our principal financial statements are our non-consolidated financial statements. Unless specified otherwise, our financial and other information is presented on a non-consolidated basis and does not include such information with respect to our subsidiaries.

ADDITIONAL INFORMATION

The information in this prospectus supplement is in addition to the information contained in our accompanying prospectus dated March 25, 2008. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-149818, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

WE ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION

IN THIS DOCUMENT

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The address of our registered office is 16-1, Youidodong, Yongdeungpo-ku, Seoul 150-996, The Republic of Korea.

NOT AN OFFER IF PROHIBITED BY LAW

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions” on page S-23.

INFORMATION PRESENTED ACCURATE AS OF DATE OF DOCUMENT

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. This prospectus supplement may only be used for the purposes for which it has been published. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering MXN 300,000,000 principal amount of 8.61% notes due October 11, 2017. The Notes offered hereby shall constitute a further issuance of, and be fungible with and be consolidated and form a single series with, our MXN 1,000,000,000 8.61% notes due 2017 issued on October 11, 2007 and MXN 800,000,000 8.61% notes due 2017 to be issued on April 29, 2008. The total principal amount of the previously-issued notes, the notes to be issued on April 29, 2008 and the Notes now being issued is MXN 2,100,000,000.

The Notes will bear interest at the rate of 8.61% per annum, payable semi-annually in arrears on April 11 and October 11 of each year. Purchasers of the Notes will be entitled to receive interest payments beginning on October 11, 2008. Interest on the Notes will accrue from April 11, 2008 and will be calculated based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest.”

The Notes will be issued in minimum denominations of MXN 1,000,000 principal amount and integral multiples of MXN 1,000,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of a common depositary for Euroclear and Clearstream.

We do not have any right to redeem the Notes prior to maturity.

Payment Currency

Payment of principal, interest, additional amounts and any other amounts due in respect of the Notes will be made in Mexican pesos, except in circumstances as set forth under “Description of the Notes—Payment Currency.”

Listing

An application will be filed to list the Notes on the International Quotation System (Sistema Internacional de Cotizaciones) of the Mexican Stock Exchange.

Rating

The Notes are expected to be rated “A+” by Fitch Ratings Ltd. (“Fitch”), “A” by Standard & Poor’s Rating Services, a division of The McGraw Hill Companies Inc. (“S&P”) and “Aa3” by Moody’s Investors Service, Inc. (“Moody’s”). A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. There can be no assurance that these ratings will remain in effect for a given period or that these ratings will not be revised by the rating agencies in the future.

Form and settlement

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear and Clearstream.

Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in Euroclear and Clearstream, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. Ownership of beneficial interest in the Notes will be limited to persons who are participants in Euroclear and Clearstream (including Indeval) and persons who hold interests through such participants. Any secondary market trading of book-entry interests in the Notes will take place through Euroclear and Clearstream participants. See “Clearance and Settlement—Transfers Within and Between Euroclear and Clearstream.”

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the respective Notes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment on or about May 6, 2008, which we expect will be the fourth business day following the date of this prospectus supplement, referred to as “T+4.” You should note that initial trading of the Notes may be affected by the T+4 settlement. See “Underwriting—Delivery of the Notes.”

RISK FACTOR

Prior to making an investment decision, prospective purchasers of the Notes should carefully consider, along with the other matters set out in this prospectus supplement and the accompanying prospectus, the following factor.

If the Mexican Peso Depreciates Against the U.S. Dollar, the Effective U.S. Dollar Yield on the Notes Will Decrease Below the Interest Rate on the Notes, and the Amount Payable at Maturity May Be Less Than Your Investment, Resulting in a Loss to You

Exchange rates between the U.S. Dollar and the Mexican peso have varied significantly from year to year and period to period. Historical peso/U.S. Dollar exchange rates are presented under “Exchange Rates” in this prospectus supplement. Mexican governmental policies or actions or political or economic developments in Mexico or elsewhere could lead to significant and sudden changes in the exchange rate between the peso and the U.S. Dollar. If the Mexican peso depreciates against the U.S. Dollar, the effective yield on the Notes measured in U.S. Dollars will decrease below the interest rate on the Notes and the amount payable on the Notes at maturity in Mexican pesos may be less than your U.S. Dollar investment, resulting in a loss to you. Depreciation of the Mexican peso against the U.S. Dollar may also adversely affect the market value of the Notes.

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for our general operations, including repayment of our maturing debt and other obligations.

EXCHANGE RATES

Since December 22, 1994, Mexico has maintained a floating exchange rate policy, with Banco de México (Mexico’s central bank) intervening in the foreign exchange market from time to time to minimize volatility and ensure an orderly market. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. Dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

	High	Low	Average[1]	Period End
Period
2002	10.4250	9.0000	9.7530	10.4250
2003	11.4060	10.1130	10.8043	11.2420
2004	11.6300	10.8050	11.3095	11.1540
2005	11.4100	10.4100	10.9400	10.6300
2006	11.4600	10.4315	10.9055	10.7995
2007	11.2692	10.6670	10.9252	10.9169
2008:
January	10.9730	10.8190	10.9057	10.8190
February	10.8236	10.6730	10.7679	10.7263
March	10.8490	10.6300	10.7328	10.6300
April (through April 28, 2008)	10.6005	10.4415	10.5140	10.4415

1.	Average of month-end rates, for annual periods.

On April 28, 2008, the noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York was MXN 10.4415 to U.S.$1.00.

RECENT DEVELOPMENTS

This section provides information that supplements the information about us and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated March 25, 2008. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE REPUBLIC OF KOREA

Government and Politics

Currently, there are two major political parties, the United New Democratic Party, or UNDP, and the Grand National Party, or GNP. The 18th legislative general election was held on April 9, 2008.

The term of the National Assembly members elected in the 18th legislative general election commences on May 30, 2008 and the parties will control the following number of seats in the National Assembly from such date:

	GNP	UNDP	Others	Total
Number of Seats	153	81	65	299

The Economy

Gross Domestic Product

The following table sets out the composition of the Republic’s GDP at current and constant 2000 market prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product(1)

	2006	2007(2)	As % of GDP 2007(2)
	(billions of Won, except percentages)
Gross Domestic Product at Current Market Prices:
Private	454,955.7	487,407.1	54.1
Government	125,642.8	136,175.6	15.1
Gross Capital Formation	253,118.5	264,665.9	29.4
Change in Inventories	6,820.5	5,312.5	0.6
Exports of Goods and Services	364,718.4	410,940.3	45.6
Less Imports of Goods and Services	(356,929.9)	(403,418.2)	(44.8)
Statistical Discrepancy	6,539.1	5,417.9	0.6

Expenditures on Gross Domestic Product	848,044.6	901,188.6	100.0%
Net Factor Income from the Rest of the World	1,116.5	1,352.7	—

Gross National Product(1)	849,161.2	902,541.3	100.0%

Gross Domestic Product at Constant 2000 Market Prices:
Private	376,886.7	393,696.5	49.3
Government	93,558.9	98,981.1	12.4
Gross Capital Formation	215,956.5	221,370.9	27.7
Change in Inventories	(464.5)	(2,804.9)	(0.4)
Exports of Goods and Services	436,631.6	489,485.4	61.3
Less Imports of Goods and Services	(360,180.2)	(402,946.1)	(50.5)
Statistical Discrepancy	(2,602.2)	(2,530.7)	(0.3)

Expenditures on Gross Domestic Product	760,251.2	798,057.0	100.0%
Net Factor Income from the Rest of the World in the Terms of Trade	898.9	1,042.1	—
Trading Gains and Losses from Changes	(67,807.6)	(78,394.4)

Gross National Income(3)	693,342.6	720,704.8

Percentage Increase (Decrease) of GDP over Previous Year At Current Prices	4.6%	6.3%
At Constant 2000 Market Prices	5.1%	5.0%

(1)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national product.
(2)	Preliminary.
(3)	GDP plus net factor income from the rest of the world and trading gains and losses from changes in the terms of trade is equal to the Republic’s gross national income.

Source: National Accounts Year 2007; The Bank of Korea.

The following tables set out the Republic’s GDP by economic sector at current and constant 2000 market prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2006	2007(1)	As % of GDP 2007(1)
	(billions of Won, except percentages)
Industrial Sectors:
Agriculture, Forestry and Fisheries	24,635.1	23,982.2	2.7
Mining and Manufacturing	213,560.8	226,163.6	25.1
Mining and Quarrying	2,612.4	2,839.4	0.3
Manufacturing	210,948.4	223,324.2	24.8
Electricity, Gas and Water	17,526.7	18,050.7	2.0
Construction	67,731.0	71,118.0	2.9
Services:	430,550.4	460,989.5	51.2
Wholesale and Retail Trade, Restaurants and Hotels	71,014.2	74,351.1	8.3
Transportation, Storage and Communication	53,814.3	57,451.1	6.4
Financial Intermediation	63,965.4	70,904.9	7.9
Real Estate, Renting and Business Activities	95,836.2	102,172.0	11.3
Public Administration and Defense; Compulsory Social Security	48,794.8	51,421.8	5.7
Education	44,635.2	47,442.3	5.3
Health and Social Work	25,639.2	28,574.7	3.2
Other Service Activities	26,851.1	28,671.6	3.2
Taxes less subsidies on products	94,040.6	100,884.5	11.2

Gross Domestic Product at Current Prices	848,044.6	901,188.6	100.0%

Net Factor Income from the Rest of the World	1,116.5	1,352.1	—
Gross National Income at Current Price	849,161.2	902,541.3	100.0%

(1)	Preliminary.

Source: National Accounts Year 2007; The Bank of Korea.

Gross Domestic Product by Economic Sector

(at constant 2000 market prices)

	2006	2007(1)	As % of GDP 2007(1)
	(billions of Won, except percentages)
Industrial Sectors:
Agriculture, Forestry and Fisheries	25,067.2	25,339.1	3.2
Mining and Manufacturing	228,317.6	243,023.1	30.5
Mining and Quarrying	1,946.1	1,978.1	0.3
Manufacturing	226,371.5	241,045.0	30.2
Electricity, Gas and Water	18,990.8	19,752.6	2.5
Construction	51,578.8	52,523.4	6.6
Services:	352,353.5	369,189.1	46.3
Wholesale and Retail Trade, Restaurants and Hotels	62,821.7	65,018.6	8.2
Transportation, Storage and Communication	55,691.5	58,673.3	7.4
Financial Intermediation	50,933.2	56,165.2	7.0
Real Estate, Renting and Business Activities	80,169.6	83,072.4	10.4
Public Administration and Defense:
Compulsory Social Security	33,727.6	34,574.1	4.3
Education	30,956.2	31,447.0	3.9
Health and Social Work	15,818.5	17,100.1	2.1
Other Service Activities	22,235.2	22,138.4	2.9
Taxes less subsidies on products	83,943.3	88,229.7	11.1

Gross Domestic Product at Market Prices	760,251.2	798,057.0	100.0%

(1)	Preliminary.

Source: National Accounts Year 2007; The Bank of Korea.

GDP growth in 2006 was 5.0% at constant market prices, as aggregate private and general government consumption expenditures increased by 4.8% and gross domestic fixed capital formation increased by 3.8%, each compared with 2005.

Based on preliminary data, GDP growth in 2007 was 4.9% at constant prices, as aggregate private and general government consumption expenditures increased by 4.7% and gross domestic fixed capital formation increased by 2.5%, each compared with 2006.

The Financial System

Securities Markets

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated.

January 31, 2008	1,624.7
February 29, 2008	1,711.6
March 31, 2008	1,704.0

The Korea Composite Stock Price Index was 1,823.2 on April 28, 2008.

Monetary Policy

Foreign Exchange

The following table sets forth the market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. on each of the dates indicated.

Exchange Rates

January 31, 2008	943.9
February 29, 2008	937.3
March 31, 2008	991.7

The market average exchange rate was Won 994.3 to U.S.$1.00 on April 28, 2008.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the form of global notes before deciding whether to invest in the Notes. We have filed a copy of these documents with the U.S. Securities and Exchange Commission as exhibits to the registration statement no. 333-149818.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

We will issue the Notes, which—together with the previously-issued notes—will constitute a single series issued under the fiscal agency agreement, dated as of August 1, 1991, between us and The Bank of New York (formerly JPMorgan Chase Bank, N.A.), as fiscal agent, as amended or supplemented from time to time (the “Fiscal Agency Agreement”). The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

The Notes will mature on October 11, 2017 (the “Maturity Date”). The Notes will bear interest at the rate of 8.61% per annum, payable semi-annually in arrears on April 11 and October 11 of each year (an “Interest Payment Date”). The purchasers of the Notes will be entitled to receive interest payments beginning on October 11, 2008. Interest on the Notes will accrue from April 11, 2008. If any Interest Payment Date or the Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on the Interest Payment Date or the Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in Mexico City, The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the Notes through an agent in London, England that we will maintain for these purposes. Initially that agent will be The Bank of New York. We may change the paying agent without prior notice to the holders of the Notes.

Payment Currency

Payment of principal, interest, additional amounts and any other amounts due in respect of the Notes will be made in Mexican pesos.

If, at the time any payment of principal, interest, additional amounts and any other amounts in respect of the Notes is due (each a “Required Payment”), the Mexican peso is no longer (i) used by the government of Mexico for the payment of public and private debts or (ii) used for settlement of transactions by public institutions in Mexico or within the international banking community or (iii) expected to be available, as a result of circumstances beyond our control, we shall be entitled to satisfy our obligations in respect of such Required Payment by making such Required Payment in U.S. Dollars (the “Alternative Payment Amount”), on the basis of the USD/MXN bid-spot foreign exchange rate, expressed as the number of U.S. Dollars (or part thereof) as at 12:30 p.m. (New York time) on the second business day prior to the relevant date of payment, for which one Mexican peso could be purchased as quoted on Reuters screen <MXN=D2> (or its successor page for the purpose of displaying such rates) or, if such rate is not available on such second business day, on the basis of the rate most recently available prior to such second business day. Any payment made under such circumstances in U.S. Dollars will constitute valid payment and will not constitute a default in respect of the Notes. Our communications, opinions and decisions given, expressed, made or obtained by us hereunder shall be in our sole discretion and shall (in the absence of manifest error, willful default or bad faith) be conclusive for all purposes and binding on us, the fiscal agent, the paying agents and the holders of the Notes. By acceptance thereof, purchasers of the Notes will be deemed to have acknowledged and agreed to, and to have waived any and all actual or potential conflicts of interest that may arise as a result of, the calculation of the Alternative Payment Amount by us.

Denomination

The Notes will be issued in minimum denominations of MXN 1,000,000 principal amount and integral multiples of MXN 1,000,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear and Clearstream. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in Euroclear and Clearstream (including Indeval), will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. Ownership of beneficial interests in the Notes will be limited to persons who are participants in Euroclear and Clearstream and persons who hold interests through such participants. Any secondary market trading of book-entry interests in the Notes will take place through Euroclear and Clearstream participants. See “Clearance and Settlement—Transfers Within and Between Euroclear and Clearstream.”

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Copies of the Fiscal Agency Agreement are available for inspection during normal business hours by the Noteholders at the office for the time being of The Bank of New York at 101 Barclays Street, 4 East, New York, NY 10286.

Notices

While the Notes are represented by the global note deposited with the common depositary for Euroclear and Clearstream, notices to holders may be given by delivery to Euroclear and Clearstream, and such notices will be deemed to be given on the date of delivery to Euroclear and Clearstream. The fiscal agent will also mail notices by first-class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the fiscal agent maintains. The fiscal agent will only mail these notices to the registered holder of the Notes. You will not receive notices regarding the Notes directly from us unless we reissue the Notes to you in fully certificated form.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures, nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

Euroclear and Clearstream

Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of Notes through Euroclear and Clearstream

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear and Clearstream. Beneficial interests in the Notes can only be held in the form of book-entry interests through Euroclear/ Clearstream participants in such systems, or indirectly through organizations that are Euroclear/ Clearstream participants in such systems. Owners of book-entry interests in the Notes will receive payments relating to their Notes in Mexican pesos.

We and the fiscal agent generally will treat the registered holder of the Notes, initially The Bank of New York Depository (Nominees) Limited, as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including Euroclear, Clearstream and their respective Euroclear/Clearstream participants, to exercise any of the rights granted to holders of Notes.

Indeval

Holders of the Notes may own beneficial interests in the global notes through the facilities of S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) in Mexico, which is a participant in each of Clearstream and Euroclear. Indeval is a privately owned securities depositary that is authorized and acts as a clearinghouse, depositary and central custodian for securities in Mexico. As such, Indeval provides settlement and transfer services and is the registration agent for Mexican securities transactions, eliminating the need for physical transfer of securities. Holders who own beneficial interests in the Notes through Indeval may be required to certify as to their residency in accordance with the procedures of Indeval.

Transfers Within and Between Euroclear and Clearstream

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

UNITED STATES TAX CONSIDERATIONS

We expect that the issue price of the Notes (excluding amounts paid in respect of accrued interest) will reflect no more than a de minimis amount of Original Issue Discount. In that case, the Notes will be treated for United States federal income tax purposes as part of the same issue as our 8.61% notes due 2017 issued on October 11, 2007 and further issuance of such notes to be issued on April 29, 2008.

Stated interest on the Notes will be treated as qualified stated interest for U.S. federal income tax purposes. If the price you pay for the Notes (excluding amounts paid in respect of accrued interest) exceeds the remaining redemption amount of the Notes, then you will be considered to have purchased the Notes at a premium, and you may elect to amortize the premium as an offset to interest income as discussed in “Taxation—United States Tax Considerations” in the accompanying prospectus. You should consult that section for a discussion of certain U.S. federal income tax considerations that may be relevant to you if you invest in the Notes.

UNDERWRITING

Relationship with the Underwriter

We and the underwriter named below (the “Underwriter”) have entered into a Terms Agreement dated April 28, 2008 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Name of Underwriter
Merrill Lynch International	MXN 300,000,000

Under the terms and conditions of the Underwriting Agreement, if the Underwriter takes any of the Notes, then the Underwriter is obligated to take and pay for all of the Notes.

The Underwriter initially proposes to offer the Notes directly to the public at the offering price described on the cover page. After the initial offering of the Notes, the Underwriter may from time to time vary the offering price and other selling terms.

The Notes are expected to be offered to the public in the United Kingdom pursuant to an exemption under applicable rules of the Financial Services and Markets Act 2000, as amended (the “FSMA”). An application will be filed to list the Notes on the International Quotation System (Sistema Internacional de Cotizaciones) of the Mexican Stock Exchange and, upon obtaining such listing, the Notes may be purchased by certain institutional investors in Mexico pursuant to the provisions of the Mexican securities market law.

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriter may be required to make in respect of any such liabilities.

In connection with this issue, Merrill Lynch International (or any person acting on its behalf) may overallot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that Merrill Lynch International (or any person acting on its behalf) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the closing date and 60 days after the date of the allotment of the Notes. Any stabilization action or over-allotment shall be conducted in accordance with all applicable laws and rules.

The amount of net proceeds is MXN 293,891,520 after deducting underwriting discounts but not estimated expenses. Expenses associated with this offering, to be paid by us, are estimated to be approximately MXN 700,000. The Underwriter has agreed to pay certain of our expenses incurred in connection with the offering of the Notes.

In the ordinary course of their respective businesses, the Underwriter and its affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions and other related services with us and our affiliates for which the Underwriter and/or its affiliates have received or may receive customary fees and reimbursement of out-of-pocket expenses.

Delivery of the Notes

We expect to make delivery of the Notes, against payment on or about May 6, 2008, which we expect will be the fourth business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement, because the Notes will initially settle in T+4, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

The Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

The Underwriter has represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

Mexico

The Notes have not been registered in the Mexican National Securities Registry (Registro Nacional de Valores), and therefore they are not the subject of a public offer in Mexico. Intermediation of the Notes in Mexico is subject to the restrictions of the Mexican securities market law. Any investor of Mexican nationality that purchases these Notes will do so under its own responsibility.

United Kingdom

The Underwriter has represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (ii) it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes, from or otherwise involving the United Kingdom.

The Netherlands

The Underwriter has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Japan

The Underwriter has represented and agreed that the Notes have not been and will not be registered under the Securities and Exchange Law of Japan; it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.

Hong Kong

The Underwriter has represented and agreed that:

•

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

•

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Singapore

The Underwriter has represented and agreed that this prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”). Accordingly, the Underwriter represents, warrants and agrees that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The Underwriter further has represented and agreed to notify (whether through the distribution of this prospectus supplement and the accompanying prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased Notes from or through that Underwriter, namely a person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the SFA except:

(1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN

KOREAN GAAP AND U.S. GAAP

The financial statements of corporations in the Republic of Korea are prepared in accordance with the relevant laws and regulations of the Republic of Korea and in conformity with accounting principles generally accepted in Korea (“Korean GAAP”), as established by the Korean Securities and Futures Commission (the “SFC”) and, effective July 27, 2000, the Korea Accounting Standards Board. In many respects the recognition and measurement of transactions under Korean GAAP is similar to accounting principles generally accepted in the United States of America (“U.S. GAAP”). However, there are differences, some of which are summarized below. Also, the form and content of financial statements presented under Korean GAAP differ from that required by U.S. GAAP.

The summary below does not identify all recognition, measurement, classification, presentation or disclosure differences that would affect the manner in which transactions or events are presented in the financial statements and footnotes. This summary is not an exhaustive list of all differences between Korean and U.S. GAAP. In making an investment decision, investors must rely upon their own examination of us, the terms of the offering and our financial information. Potential investors should consult their own professional advisors for an understanding of the differences between Korean GAAP and U.S. GAAP, and how these differences might affect the financial information herein. Additionally, no attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or notes thereto. Further, no attempt has been made to identify future differences between Korean GAAP and U.S. GAAP as a result of prescribed changes in accounting standards. Regulatory bodies that promulgate Korean GAAP and U.S. GAAP have significant ongoing projects that could affect future comparisons such as this one. Finally, no attempt has been made to identify all future differences between Korean GAAP and U.S. GAAP that may affect our financial information as a result of transactions or events that may occur in the future.

Consolidation

Under Korean GAAP, financial statements are prepared on a non-consolidated basis and also on a consolidated basis for entities with subsidiaries or controlled companies. Certain large business groups are required by the Government to prepare combined financial statements. Under U.S. GAAP, the primary financial statements are prepared on a consolidated basis. In limited cases, non-consolidated financial information for the parent company only and combined financial statements may be presented as supplementary information.

Under Korean GAAP, when consolidated financial statements are presented, investments in subsidiaries and substantially controlled entities must be consolidated. Substantial control is deemed to exist when the investor is the largest shareholder owning more than 30% of the investee’s outstanding voting shares. Beginning in 2000, other “substantial control” criteria were added; for example, the ability to appoint more than 50% of the board of directors. Companies with prior year’s total assets of less than (Won)7 billion or newly established companies with initial capital of less than (Won)7 billion need not be consolidated. However, companies excluded from consolidation should be accounted for under the equity method if the change in their net equity is significant. Prior to 2000, subsidiaries whose activities were dissimilar from those of the parent were also excluded from the parent’s consolidated financial statements. Subsidiaries whose activities are dissimilar from those of the parent must now be included in the parent’s consolidated financial statements. U.S. GAAP generally requires consolidation of all majority-owned subsidiaries with certain exceptions related to control by other than a majority interest or an inability to exercise operating control over the subsidiary. In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51,” which was replaced by a revision to FIN 46 (“FIN 6R”) in December 2003. FIN 46R has broadened the approach to consolidation and requires companies to make additional considerations when assessing consolidation requirements. See below for discussion of FIN 46R impacts.

In general, the consolidation methods or procedures under Korean GAAP are conceptually similar to U.S. GAAP, however, there may be differences in application.

Consolidation of Variable Interest Entities

Under Korean GAAP there are no comprehensive standards or criteria for the consolidation of special-purpose companies. Special-purpose companies established under the Korea Asset Securitization Act for the purpose of holding certain financial assets and which are limited to passive activities are normally not consolidated in Korean GAAP financial statements if they do not otherwise meet the consolidation criteria under Korean GAAP.

Under U.S. GAAP, such special-purpose companies are generally consolidated if the sponsoring company has a controlling financial interest in the entity or if there is not sufficient third party equity at risk. On January 17, 2003, FASB issued Interpretation No. 46—“Consolidation of Variable Interest Entities,” which was replaced by a revision to FIN 46 (“FIN 46R”) in December 2003 and which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. The principle behind the new Interpretation is that if a company absorbs a majority of expected losses and/or receives a majority of expected residual returns in an entity, which is defined in the Interpretation as a variable interest entity, the entity should be included in the consolidated financial statements. Therefore, under U.S. GAAP, it is more likely that Korean special-purpose companies with nominal capital investments would be included in the consolidated financial statements.

Under Korean GAAP there are no comprehensive standards or criteria for the consolidation of variable interest entities. Such entities are normally not consolidated in Korean GAAP financial statements if they do not otherwise meet the consolidation criteria under Korean GAAP.

Securities

Under Korean GAAP, debt and equity securities bought and held for the purpose of selling them in the near term are classified as marketable securities and other securities are classified as investment securities.

Marketable securities and investment securities are initially carried at cost, using the weighted average or the moving average method. The following paragraphs describe the subsequent accounting for securities by the type of security.

Marketable securities are reported at fair value, and valuation gains or losses are reported in current operations.

Investments in equity securities with readily determinable fair values and investments in available-for-sale debt securities are reported at fair value with unrealized gains or losses reported as a capital adjustment in shareholders’ equity until realized. Declines in the fair value which are anticipated not to be recoverable are recorded as impairment losses in current operations after eliminating any previously recorded capital adjustment for temporary changes. Subsequent recoveries or other future changes in fair value are recorded as a capital adjustment in shareholders’ equity.

Investments in equity securities that do not have readily determinable fair values are reported at cost, except for declines in our proportionate equity of the underlying book value of the investees which are anticipated not to be recoverable, which are recorded as impairment losses in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investment.

Investments in debt securities which we have the intent and ability to hold to maturity are carried at cost, adjusted for the amortization or accretion of premiums or discounts. Premiums and discounts on held-to-maturity debt securities are amortized or accreted over the life of the debt securities using the effective interest method. Declines in the fair value of debt securities which are anticipated not to be recoverable are recorded as impairment losses in current operations. Subsequent recoveries are also recorded in current operations up to the amortized cost of the investment.

If our objectives change, a marketable security can be reclassified to investment securities, but only as of a balance sheet date. The difference between the fair value of the security as of the balance sheet date and the book value is recognized as gain or loss on valuation of marketable securities and credited or charged to current operations. Investment securities cannot be reclassified to marketable securities.

Starting from 2003, securities under Korean GAAP are classified into three categories, trading, available-for-sale and held-to-maturity similar to U.S. GAAP. In addition, all trading securities and available-for-sale and held-to-maturity securities which will mature or be disposed of within a year are reported as short-term investment securities. Other available-for-sale and held-to-maturity securities are reported as long-term investment securities. Under revisions to Korean GAAP, available-for-sale equity securities, which do not have readily determinable fair value, are reported at estimated fair value unless the fair value cannot be reliably estimated, in which case they are stated at cost and a recovery gain from impairment is recorded, if certain conditions are met, up to the lesser of amortized cost of the held-to-maturity securities which would have been recorded if an impairment loss had not been recognized and the previously recorded impairment loss for available-for-sale securities.

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities” requires investments in all debt securities and equity securities with readily determinable fair value to be classified into three categories and accounted for as follows: (1) Debt securities that a company has the positive intent and ability to hold to maturity are reported at amortized cost; (2) Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are reported at fair value with unrealized gains and losses included in earnings; and (3) Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as “available-for-sale securities” and reported at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, a component of equity. For individual securities classified as either held-to-maturity or available-for-sale, if a decline in fair value below the cost is judged to be other than temporary, the cost basis of the individual securities is written down to fair value and the amount of write-down is included in earnings. An impairment write-down creates a new cost basis which is not changed for subsequent recoveries of fair value.

Under U.S. GAAP, transfers of securities between categories may be done whenever circumstances change, however, transfers into or from the trading category are rare and the sale or transfer of a held-to-maturity security shall be considered to be inconsistent with its original classification, resulting in a taint of our intent to hold other debt securities to maturity, with limited exceptions.

Equity Method for Investments in Affiliates

Under Korean GAAP, use of the equity method for more than 20% (15% for the banking institutions)-owned investments is required, except for companies with assets of less than (Won)7 billion where the effect of its change in net assets on the investor’s financial statements is not material. The excess of our investment account over the corresponding share of stockholders’ equity of an investee is amortized over a period not exceeding 20 years. Under Korean GAAP, an investor generally stops application of the equity method of accounting when the investment balance is reduced to zero due to negative equity of the investee. Unrealized profit or loss from the sales or disposal between the investor and the investee is eliminated to the extent of the investor’s corresponding share.

Under the revisions to Korean GAAP, SKAS No. 15 “The Equity Method of Accounting,” effective from the fiscal years beginning after December 31, 2004, the excess of our investment account over the corresponding share of stockholders’ equity of an investee is amortized as goodwill or negative goodwill. Goodwill is amortized over its estimated economic life, not to exceed 20 years. Negative goodwill, which does not exceed the fair value of non-monetary assets acquired, is amortized over the weighted estimated average economic lives of non-monetary assets. Negative goodwill, which exceeds the fair value of non-monetary assets acquired, is credited to operations in the year of purchase. Even though the investment balance is reduced to zero due to negative equity of the investee, if the investor has preferred stock of, or long-term accounts receivable (including loans receivable but excluding trade accounts receivable and collectibles receivable through pleaded assets) from, the investee, additional loss is recognized in current operations. Unrealized profit or loss from the upstream or downstream transactions is eliminated to the extent of the investor’s corresponding proportional interest in the investee. However, if the investee is a consolidated subsidiary, all of the unrealized profit or loss from the downstream transactions is eliminated since the net assets and net income in the non-consolidated financial statements of the investor should generally be equal to those in its consolidated financial statements.

Under U.S. GAAP, an investor applies the equity method of accounting to investments where the investor exercises significant influence over the investee, typically for investments where 20-50% of the equity is owned. The excess of our investment account over the corresponding share of stockholders’ equity of an investee is not amortized under U.S. GAAP effective in 2002. When the investor has loans to and other securities of the investee or a commitment to fund ongoing operations of the investee, the investor is required to record losses in addition to its investment balance. Intercompany profits and losses are eliminated until realized by the investor as if an investee enterprise were consolidated, and accordingly, the elimination of the intercompany profit and losses is allocated proportionately between the investor and investee.

Other than the differences described above, in general, the equity method of accounting under Korean GAAP is conceptually similar to U.S. GAAP, however, there could be certain differences in application.

Derivative Instruments

Under Korean GAAP, all derivative instruments are recorded at fair value of rights and obligations arising from such derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flow of an asset or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 149 and SFAS No. 155, we are required to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through current operations. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the changes in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the derivative’s changes in fair value will be immediately recognized in current earnings. Under U.S. GAAP, there are strict requirements to apply hedge accounting and there are detailed rules and case studies for derivative accounting.

In general, the accounting for derivatives under Korean GAAP is conceptually similar to U.S. GAAP, however, there could be certain significant differences in application.

Accounting for Transfers of Assets

Under Korean GAAP, transfers of assets, which are conducted in accordance with the Korean Asset Securitization Act, are recorded as sales. Gains or losses on sales are determined as the difference between the carrying amount of the assets sold and the net proceeds received, and recognition should be given to the potential cost of the recourse obligation.

Under U.S. GAAP, such transactions result in recording transferred assets as sold only if the transferor has surrendered control over the transferred assets and all the following are met:

•	transferred assets have been isolated from the transferor presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership,

•

each transferee (or, if the transferee is a qualifying special-purpose entity, each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor, and

•

the transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

In addition, there are additional strict requirements that often result in the consolidation of the financial statements of the transferee special-purpose vehicle. Upon completion of a transfer of assets that satisfies the conditions to be accounted for as a sale, the transferor is required to recognize all assets obtained and liabilities incurred in the transaction, including assets or liabilities related to servicing.

Loans and Receivables

Under Korean GAAP, an allowance for bad debts is provided for estimated uncollectible accounts on a reasonable and objective basis, however, financial institutions frequently provide an allowance for bad debts in accordance with the minimum ratios set by Korean regulatory agencies, based on the classification of the relevant assets. Under Korean GAAP, when the interest rate and repayment period are changed unfavorably for the creditor by a court imposition such as commencement of reorganization or by mutual agreement and the difference between the nominal value and the present value is material, the difference is presented as bad debt expense. U.S. GAAP requires that impaired loans, including restructured loans, be measured based on comparison of the recorded loan balance to the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

Property, Plant and Equipment

Under Korean GAAP, property, plant and equipment are stated at cost, except for those assets that are stated at their appraised values in accordance with the Asset Revaluation Law of Korea. In connection with the revaluation, a new basis for depreciation is established. The revaluation increment, net of a 3% asset revaluation tax, is first applied to offset any accumulated deficit and the remainder is credited to capital surplus. Asset revaluation is not permitted after 1st January, 2001. Impairment of long-lived assets are required to be charged to expense when incurred similar to U.S. GAAP as described below, except that if the recoverable value of the asset exceeds the adjusted book value of the asset in subsequent years, the recovery of previously recognized losses is recognized as a gain in subsequent periods until the recoverable value equals the book value of the assets which would have been recorded if the loss were not recognized (i.e., after recognition of foregone depreciation).

U.S. GAAP does not permit asset revaluation, unless the recorded amount of an asset is not recoverable, in which case a loss is recognized. U.S. GAAP requires entities to perform separate calculations for long-lived assets to be held and used in order to determine whether recognition of an impairment loss is required and, if so, to measure the impairment. For assets held for use, impairment exists if the sum of expected future cash flows (undiscounted and without interest charges) expected to result from use and eventual disposition is less than the asset’s carrying value. Measurement of impairment is based on the fair value of the asset. An impairment loss creates a new book basis and subsequent recoveries of the fair value are not recognized. U.S. GAAP also requires long-lived assets and certain identifiable intangibles to be disposed of by sale to be reported at the lower of the carrying value or fair value less selling expense.

Under Korean GAAP, companies were not required to record a liability related to the future retirement of property, plant and equipment. Beginning in 2003, when the estimated cost of dismantling and removing an asset and restoring the site, after the termination of the asset’s useful life, meets the criteria for recognition of provisions, the present value of the estimated expenditure shall be included in the acquisition cost of the tangible asset. At the time of acquisition, the present value of the estimated expenditure is accounted for asset and liability, respectively. Such acquisition cost of asset is depreciated over its estimated useful lives and the difference between the present value and notional amounts of liability is amortized using the effective interest rate method over the period from the acquisition to termination of the assets. If such liability is newly imposed due to a change in law or contract, such cost is to be added to the acquisition cost of the tangible asset when the related liability is recorded. However, if such cost is incurred over the useful lives of the assets, it shall be charged to the current operations of the period in which it is incurred. Under U.S. GAAP, beginning in 2003, SFAS No. 143—“Accounting for Asset Retirement Obligations” provides accounting and reporting standards for recognizing the cost associated with legal obligations related to the retirement of tangible long-lived assets. The fair value of asset retirement obligations is to be recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. The corresponding amount is capitalized as part of the carrying amount of the long-lived asset and expensed over the asset’s useful life.

Provisions, Contingent Liabilities and Contingent Assets

Under Korean GAAP, a company records a liability provision for expenses matched with the related income in the current period if the expense is certain and if the amount of the expense is reasonable. If a decrease in net assets is certain and the loss can be reasonably estimated, a contingent loss is recognized in current operations. However, a contingency gain is not recognized in current operations until the contingent conditions are resolved.

Under the revisions to Korean GAAP (which is similar to U.S. GAAP), SKAS No. 17 “Provisions, Contingent Liabilities and Contingent Assets,” effective from fiscal year beginning after December 31, 2004, a company recognizes a provision if, and only if:

•	a present obligation (legal or constructive) has arisen as a result of a past event (the obligating event);

•	payment is probable, or more likely than not; and

•	the amount can be estimated reliably.

Also, the provisions are stated at present value, if the difference between nominal and present value is material.

Intangible Assets

Under Korean GAAP, intangible assets, including goodwill, are amortized over a reasonable period not to exceed 20 years unless the contractual right or legal right exceeds 20 years. Under U.S. GAAP, intangible assets are amortized over the useful life unless that life is indefinite. Intangible assets with indefinite useful life and goodwill are not amortized, however, they are tested for impairment at minimum on an annual basis.

Under Korean GAAP, bond issuance costs are offset against the proceeds of the bond and amortized using the effective interest method over the life of the debt instrument and stock issuance costs are recorded as a reduction of paid-in capital. Under U.S. GAAP, bond issuance costs are reflected as deferred charges in other assets and otherwise accounted for as under Korean GAAP and stock issuance costs are treated as a reduction of the proceeds.

Under Korean GAAP, certain development costs are capitalized only if the costs can be clearly identified and the future economic benefits are probable, and are amortized over the estimated useful lives (not to exceed 20 years) from the year the relevant asset is placed in use. Ordinary research and development costs are expensed as incurred. Organization costs related to establishing a new company can be capitalized. Starting in 2003, such organization costs are expensed as incurred. Under U.S. GAAP, all research and development costs and organization costs are expensed as incurred.

Accounting for Income Taxes

Under Korean GAAP, the income tax provision includes current and deferred income taxes which are provided based on temporary differences between the book and tax bases of assets or liabilities at future expected tax rates and net operating loss carryforwards and tax credit carryforwards. Deferred taxes are not recognized for temporary differences related to unrealized gains and losses on investment securities that are reported in a separate component of stockholders’ equity. Deferred tax assets are adjusted based on the likelihood of realizability. Accounting for income taxes under Korean GAAP is similar to that required under U.S. GAAP, however, U.S. GAAP requires that a valuation allowance be recorded if it is “more likely than not” that such deferred tax assets will not be realized and deferred taxes are recognized for unrealized gains and losses on available-for-sale investment securities and based on currently enacted tax rates.

Under Korean GAAP, deferred tax assets and liabilities are presented in the balance sheet as a single, net non-current number. Under U.S.GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of the related asset or liability for financial reporting purposes.

Under the revisions to Korean GAAP, SKAS No. 16 “Accounting for Income Taxes,” effective for fiscal years beginning after December 31, 2004, deferred taxes are recognized for temporary differences related to unrealized gains and losses on available-for-sale equity securities that are reported in a separate component of stockholders’ equity (which is similar to U.S. GAAP). Also, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of the related asset or liability for financial reporting purposes.

Financing Costs

Under previous Korean GAAP effective until 2002, financing costs (including interest and foreign exchange gains/losses) incurred on borrowings to finance the purchase of investment securities, intangible assets, construction of property, plant and equipment and manufacture of inventories on a long-term basis are required to be capitalized. Starting from 2003, such financing costs may be either reflected in current operations or capitalized, however, an accounting method once adopted should be consistently applied and there are certain restrictions for the capitalisable foreign exchange gains/losses.

Under U.S. GAAP, only interest expense is to qualify for capitalization and no foreign currency translation gain or loss on monetary asset and liabilities qualifies for capitalization. In addition, qualifying assets for interest capitalization are more limited than those under Korean GAAP.

Accounting and Disclosure Requirements for Guarantees

Under Korean GAAP, a guarantor accounts for guarantees issued in accordance with loss contingencies. Also, Korean GAAP does not require extensive disclosures of guarantees.

Under U.S. GAAP, beginning for guarantees issued or modified after December 31, 2002, a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee in accordance with FASB Interpretation No. 45. In addition, there is a disclosure requirement, including the maximum potential amount of future payments the guarantor could be required to make and the carrying value of the liability.

Appropriations of Retained Earnings

Under Korean GAAP, proposed appropriations of retained earnings at year-end, including dividends payable, are required to be reflected in the current year’s balance sheet, although the actual appropriations are approved by stockholders at their regular meeting to be held annually in the following year. Under U.S. GAAP, dividends are recorded as a liability as of the date of declaration by the board of directors. Starting from 2003, the revisions to Korean GAAP require that proposed appropriations of retained earnings at year-end be recorded when approved by stockholders.

Retirement and Severance Benefits

Under the Korean labor law, employees with more than one year of service are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit is based on the terminated employee’s length of employment and rate of pay prior to termination. Korean GAAP requires that a company record the vested benefit obligation at the balance sheet date assuming all employees were to terminate their employment as of that date. The change in the vested benefit obligation during the year is recorded as the current year’s severance expense.

U.S. GAAP requires employee benefits to be recorded in accordance with Statements of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions,” No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” No. 112, “Employers’ Accounting for Postemployment Benefits” and No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” U.S. GAAP generally requires the use of actuarial methods for measuring annual employee benefit costs including the use of assumptions as to the rate of salary progression and discount rate, the amortization of prior service costs over the remaining service period of active employees and the immediate recognition of a liability when the accumulated benefit obligation exceeds the fair value of plan assets. U.S. GAAP also requires employers to recognize the obligation to provide postemployment benefits if the obligation is attributable to employees’ services already rendered, employees’ rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated. Also, U.S. GAAP requires certain additional disclosures not required under Korean GAAP.

Under U.S. GAAP, for employee benefit plans with characteristics similar to Korean plans, if the vested benefit obligation is greater than the present value of the projected benefit obligation, a company may record a pension liability equal to the vested benefit obligation at the balance sheet date. Under these circumstances, the periodic pension expense is equal to the change in the vested benefit obligation during the year and there is no significant difference between Korean GAAP and U.S. GAAP.

Revenue Recognition

Under previous Korean GAAP, product revenues are recognized when goods are sold and delivered and service revenues are recognized on the percentage completion method. Under the revisions to Korean GAAP, starting from 2003, sales of goods are recognized as revenue when all of the following conditions have been met:

•	significant risks and rewards of ownership of the goods have been transferred to the buyer;

•	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold is retained;

•	the amount of revenue, transaction costs and other related costs occurred or to occur can be measured reliably; and

•	it is probable that the economic benefits associated with the transaction will flow into the company.

Revenue arising from the use of the company’s assets by others that generates interest, royalties and dividends is recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow into the company. Also, service revenues are recognized on the percentage completion method.

Under U.S. GAAP, revenue should be recognized when the earnings process is completed or virtually completed and the revenue is realized or realizable. The following criteria are the generally criteria required for product sales revenue recognition:

•	pervasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	collectibility is reasonably assured.

There may be differences in application of revenue recognition between Korean GAAP and U.S. GAAP in areas where the two GAAPs are conceptually similar.

Changes in Accounting Policy

Under Korean GAAP, the cumulative effect of certain accounting changes was charged or credited to beginning retained earnings and certain pro forma financial information was required to be disclosed. If information was not available to determine the impact on beginning retained earnings, the change could have been accounted for prospectively. For fiscal years beginning after March 31, 2001, prior year financial statements are restated and the cumulative effect from retroactive application is adjusted through the opening balance of retained earnings in the earliest year presented. U.S. GAAP requires the recognition of the cumulative effect on prior years of most accounting changes in the year of the change or, in certain limited cases, retroactive restatement.

Prior Period Adjustments

Under Korean GAAP, prior period adjustments were reflected by restating the comparative information, although in practice, such adjustments were sometimes reflected as a charge to beginning retained earnings. Effective for calendar year 2002, with early adoption in 2001 allowed, all adjustments, except for fundamental errors, are reflected as non-operating income or expense in the current year’s financial statements. Fundamental errors will be accounted for by restating the comparative information.

Under U.S. GAAP prior period adjustments are generally limited to material errors in prior period financial statements and are reflected as a restatement of those financial statements.

Comprehensive Income

Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, comprehensive income includes all changes in shareholders’ equity during an accounting period except those resulting from investments by or distributions to owners, including certain items not included in the current results of operations.

Statement of Cash Flows

Under Korean GAAP, cash flows from restricted deposits, key money deposits and intangible assets are reported as investing activities. Under U.S. GAAP, cash flows from cash flows from restricted deposits and key money deposits are reported as operating activities and cash flows from intangible assets are reported as operating or investing activities depending on their nature.

Additional Disclosures

Compared with Korean GAAP, U.S. GAAP requires additional footnote disclosure for income taxes, employee benefit plans, fair value of financial instruments, pro forma financial information and segments.

Additional Differences

U.S. GAAP provides for special industry practices for several industries which may differ from Korean GAAP. Examples of these industries are oil and gas producers, insurance, financial services, broadcasting, cable television, franchising, real estate, regulated operations and construction contractors. Also, companies registering securities in the United States must prepare financial statements in compliance with the accounting requirements of the United States Securities and Exchange Commission.

Our management believes that the application of U.S. GAAP to our financial statements would have a material and significant impact upon the financial results and disclosure as reported under Korean GAAP. Potential investors should consult their own professional advisors for an understanding of the differences between Korean GAAP and U.S. GAAP and how those differences might affect the financial information included herein.

Korean Accounting and Disclosures Related to Banking Institutions

Banks in Korea are subject to accounting standards and disclosure requirements that differ in significant respects from those applicable to banks in other countries, including the United States. In particular, our financial statements are prepared in accordance with Korean GAAP and, where applicable, accounting and reporting guidelines prescribed by Korean bank regulatory authorities, which differ in certain material respects from U.S. GAAP as applied to banks. Below is a description of the significant differences between Korean GAAP and U.S. GAAP relating to banking institutions. In addition, there may be less publicly available information about Korean banks, than is regularly made available by financial institutions in other countries.

Allowance for Possible Loan Losses

Under previous Korean GAAP, the allowance for possible loan losses was generally determined based on regulations issued by Korean banking regulatory authorities. The Korean banking regulations with respect to loan classification and provisioning were, in certain material respects, less stringent than those applicable to banks in the United States. At the end of 1999, the SFC has changed its regulations concerning the method of classifying loans and provisioning for loan losses so as to fully reflect a borrower’s capacity to repay and not just solely past performance. We measure allowances for possible loan losses by the discounted cash flow method and loan loss experience ratio on a single loan and certain group of loans, and the percentage of loan loss allowance established by the SFC.

Under U.S. GAAP, the allowance for possible loan losses is determined by management utilizing judgment, historical experience, and an analysis of the specific terms and conditions of individual loans and guarantees. Under U.S. GAAP, the allowance for possible loan losses is required to be established at a level that is deemed adequate to provide for all known and inherent losses that existed at the balance sheet date. Loans are written off when they are deemed improbable of collection. Pursuant to SFAS No. 114, as amended, a loan is deemed impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan. An impaired loan should be valued at the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical alternative, at the loan’s observable market value or the fair value of the loan’s collateral if the loan is collateral dependent.

The method to provide allowances for loan losses under Korean GAAP is conceptually similar to one in U.S. GAAP, however, there may be differences in application. In addition, regulatory approval is required for Korean banking institutions to charge off loans, which generally allows loans to be written off in a later period than banking institutions in the United States.

Loan Fees and Origination Costs

Under previous Korean GAAP, all costs incurred in the origination of loans were charged to expense as incurred. Loan commitment, origination and other fees were recognized in income when received.

Under U.S. GAAP, loan origination fees are deferred and recognized over the life of the loan as additional interest income. Direct loan origination costs are deferred and recognized over the life of the loan as a reduction of interest income. Loan commitment fees are deferred and, if the commitment is exercised, recognized over the life of the loan as additional interest. If the loan commitment expires unexercised, the commitment fee is recognized in income.

Starting from 2003, the accounting treatment for loan origination fees and costs under Korean GAAP became similar to those under U.S. GAAP.

Recognition of Interest Income

Korean GAAP requires recognition of interest income on an accrual basis, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments, government agencies and collateral of bank deposits. Previously accrued interest is generally reversed to income when a loan is placed on non-accrual status.

Under U.S. GAAP, interest is generally accounted for on an accrual basis. Loans are generally placed on non-accrual status when they are 90 days past due. Previously accrued interest is generally reversed to income when a loan is placed on non-accrual status, unless both principal and interest are ultimately protected by sound collateral values and are in the process of collection. If the ultimate collectibility of a principal is in doubt, any payment received on a loan on which accrual of interest has been suspended is accounted for as a reduction of the principal balance to the extent necessary to eliminate such doubt.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Shin & Kim, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriter by Davis Polk & Wardwell, New York, New York, White & Case S.C., Mexico and Allen & Overy, Hong Kong. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Davis Polk & Wardwell may rely as to matters of Korean law upon the opinion of Shin & Kim.

OFFICIAL STATEMENTS AND DOCUMENTS

The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended. Our corporate registry number is 11235-0000158. Our authorized share capital is (Won)4,000 billion. As of December 31, 2007, our paid-in capital was (Won)3,308.8 billion.

Our board of directors can be reached at the address of our registered office: c/o 16-1, Youido-dong, Yongdeungpo-ku, Seoul 150-996, The Republic of Korea.

The issue of the Notes has been authorized by our Executive Director in charge on April 23, 2008 and by our Director General in charge on April 25, 2008. On April 21, 2008, we filed our report on the proposed issuance of the Notes with the Ministry of Strategy and Finance of Korea.

Except as disclosed in this prospectus supplement and the accompanying prospectus, since December 31, 2007, there has been no material adverse change in our financial condition. In addition, except as disclosed in this prospectus supplement and the accompanying prospectus, since December 31, 2007, there has been no material adverse change in our capitalization as described in the table appearing on page of the accompanying prospectus which is material in the context of the issue of the Notes.

Deloitte Anjin LLC has given and not withdrawn its written consent for the purposes of paragraph 8(2) of Appendix 1 Part C of the Listing Rules to the issue of this prospectus supplement and the accompanying prospectus with references to its auditors’ reports on the financial statements as of and for the years ended December 31, 2007 and 2006 and with references to Deloitte Anjin LLC, in each case in the form and context in which they appear.

Except as disclosed in this prospectus supplement and the accompanying prospectus, neither we nor any of our subsidiaries is involved in any legal or arbitration proceedings that may have, or have had during the 12 months preceding the date of this document, a significant effect on our financial position nor are we aware that any such proceedings are pending or threatened.

The registration statement with respect to us and the Notes has been filed with the U.S. Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the U.S. Securities and Exchange Commission at Room 1580, 100 F Street N.E., Washington, D.C. 20549, USA.

The Notes have been accepted for clearance through Euroclear and Clearstream:

Common Code	ISIN
032206921	XS0322069211

HEAD OFFICE OF THE BANK

16-1, Youido-dong,

Yongdeungpo-ku

Seoul 150-996

Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York

Global Finance Americas

101 Barclay St, 4E

New York, NY 10286

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Shin & Kim	Cleary Gottlieb Steen & Hamilton LLP
Ace Tower, 4th Floor 1-170, Soonhwa-dong, Chung-ku Seoul 100-712 Korea	39th Floor Bank of China Tower One Garden Road Hong Kong

LEGAL ADVISOR TO THE UNDERWRITERS

as to U.S. law	as to Mexican law	as to U.K. law

Davis Polk & Wardwell	White & Case, S.C.	Allen & Overy
18th Floor	Abogados	9th Floor
The Hong Kong Club Building	Torre del Bosque - PH	Three Exchange Square
3A Chater Road Hong Kong	BLVD. Manuel Avila Camcho # 24	Central Hong Kong
Col. Lomas de Chapultepec
11000 México, D.F.

AUDITOR OF THE BANK

Deloitte Anjin LLC

14F, Hanwha Securities Bldg.

23-5 Youido-dong

Youngdeungpo-ku, Seoul

Korea